UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

VICON INSUSTRIES, INC.
(Name of Issuer) COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title Class of Securities) 925811 10 1
(CUSIP Number) DECEMBER 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
☒           Rule 13d-1(c)
Rule 13d-1(d)

CUSIP No. 925811 10 3

1	NAMES OF REPORTING PERSONS David Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 286,272
	6	SHARED VOTING POWER 18,200
	7	SOLE DISPOSITIVE POWER 286,272
	8	SHARED DISPOSITIVE POWER 18,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,472
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5% (1)
12	TYPE OF REPORTING PERSON IN
Based on a total of 4,655,023 shares of the Issuer’s common stock issued and outstanding on December 15, 2008, as reported on the Issuer’s Annual Report on Form 10-K filed on December 29, 2008.

Item 1(a).                      Name of Issuer:
Vicon Industries, Inc.

Item 1(b).                      Address of Issuer's Principal Executive Offices:

89 Arkay Drive
Hauppauge, New York 11788

Item 2(a).                      Name of Person Filing:

David Weiner

Item 2(b).                      Address of Principal Business Office or, if None, Residence:

3940 Laurel Canyon Boulevard, Suite 327
Studio City, California  91604

Item 2(c).                      Citizenship:

United States of America

Item 2(d).                      Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).                      CUSIP No.:

925811 10 1

Item 3.                                If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check
Whether the Person Filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with 13d-(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.                      Ownership.

Included in rows 5 through 9 and 11 on page 2.

Item 5.                      Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.                      Identification and Classification of Members of the Group.

Not Applicable

Item 9.                      Notice of Dissolution of Group.

Not Applicable

Item 10.                      Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2009	By:	/s/ David Weiner
(Signature)

David Weiner
(Name/Title)